Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

citi

1 Year Autocallable Contingent Coupon Securities Linked to CVS Health Corporation

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	CVS Health Corporation (ticker: "CVS")
Pricing date:	October 25, 2019
Valuation dates:	Quarterly
Maturity date:	October 29, 2020
Contingent coupon:	At least 10.00% per annum*, paid quarterly only if the closing value of the underlying is greater than or equal to the coupon barrier on the related valuation date. You are not assured of receiving any contingent coupon.
Coupon barrier:	75% of the initial underlying value
Final barrier:	75% of the initial underlying value
Automatic early redemption:	If on any autocall date the closing value of the underlying is above the initial underlying value, the securities will be automatically called for an amount equal to the principal plus the related contingent coupon
Autocall dates:	Quarterly on valuation dates beginning after three months
CUSIP / ISIN:	17324XTC4 / US17324XTC47
Initial underlying value:	The closing value of the underlying on the pricing date
Final underlying value:	The closing value of the underlying on the final valuation date
Equity ratio:	The stated principal amount divided by the initial underlying value
Payment at maturity (if not autocalled):	• If the final underlying value is **greater than or equal to** the final barrier: $1,000 • If the final underlying value is **less than** the final barrier: a fixed number of underlying shares of the underlying equal to the equity ratio (or, if we elect, the cash value of those shares based on the final underlying value) If the securities are not automatically redeemed prior to maturity and the final underlying value is less than the final barrier, you will receive underlying shares (or, in our sole discretion, cash) expected to be worth significantly less than the stated principal amount of your securities, and possibly nothing, at maturity. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
Stated principal amount:	$1,000 per security
Pricing Supplement:	Preliminary Pricing Supplement dated October 25, 2019

* The actual contingent coupon rate will be determined on the pricing date.

** The hypotheticals assume that contingent coupon will be set at the lowest value indicated in this offering summary.

*** Assumes the interim valuation date is also an autocall date.

**** Assumes that the closing value of the underlying on the final valuation date is the same as the closing value of the underlying on the maturity date.

Hypothetical Interim Payment per Security**

Hypothetical Percentage Change from Initial Underlying Value to Closing Value on Interim Valuation Date	Hypothetical Payment for Interim Valuation Date	Hypothetical Redemption***
100.00%	$1,025.00	Redeemed
50.00%	$1,025.00	Redeemed
25.00%	$1,025.00	Redeemed
0.00%	$1,025.00	Redeemed
-10.00%	$25.00	Securities not redeemed
-15.00%	$25.00	Securities not redeemed
-25.00%	$25.00	Securities not redeemed
-25.10%	$0.000	Securities not redeemed
-50.00%	$0.000	Securities not redeemed
-100.00%	$0.000	Securities not redeemed

Hypothetical Payment at Maturity per Security

Assumes the securities have not been automatically redeemed prior to maturity and does not include the final contingent coupon payment, if any

Hypothetical Percentage Change from Initial Underlying Value to Final Underlying Value	Hypothetical Payment at Maturity or Cash Value of Underlying Shares Received at Maturity**** per Security
100.00%	$1,000.00
75.00%	$1,000.00
50.00%	$1,000.00
20.00%	$1,000.00
0.00%	$1,000.00
-15.00%	$1,000.00
-25.00%	$1,000.00
-25.10%	$749.00
-50.00%	$500.00
-100.00%	$0.00

Selected Risk Considerations • You may lose a significant portion or all of your investment. If the securities are not automatically redeemed prior to maturity and the final underlying value is less than the final barrier, you will not receive the stated principal amount of your securities at maturity and, instead, will receive underlying shares of the underlying (or, in our sole discretion, cash based on the value thereof) expected to be worth significantly less than the stated principal amount and possibly nothing. • You will not receive any contingent coupon following any valuation date on which the closing value of the underlying is less than the coupon barrier. • The securities may be automatically redeemed prior to maturity, limiting your opportunity to receive contingent coupons if the underlying performs in a way that would otherwise be favorable. • The securities offer downside exposure, but no upside exposure, to the underlying. • The securities are particularly sensitive to the volatility of the closing values of the underlying on or near the valuation dates. • The securities are unsecured debt securities and are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities. • The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement. • The value of the securities prior to maturity will fluctuate based on many unpredictable factors. • The issuer and its affiliates may have conflicts of interest with you. • The U.S. federal tax consequences of an investment in the securities are unclear. The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities. Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos . 333 - 224495 and 333 - 224495 - 03) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page. Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.